

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

Mr. João Adalberto Elek Júnior
Chief Financial Officer
Net Communications Services Inc.
Rua Verbo Divino 1356
04719-002 São Paulo-SP
Federative Republic of Brazil

Re: **Net Communications Services Inc.**
Form 20-F for the fiscal year ended December 31, 2009
Filed May 21, 2010
File No. 0-28860

Dear Mr. Elek:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

16. Intangible Assets, page F-47

1. Tell us how you determined that your software has an indefinite useful life. Provide us with the details of your analysis under paragraphs 88-96 of IAS 38.

2. Addressing paragraphs 88-96 of IAS 38 tell us how you determined that the useful life of your licenses is indefinite. In your response please provide us with your history of renewals of the licenses.

3. Addressing paragraphs 80-87 of IAS 36 tell us how you determined your cash generating units for your goodwill impairment testing.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director